UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 53907 / May 31, 2006

Admin. Proc. File No. 3-11894

In the Matter of

GATEWAY INTERNATIONAL HOLDINGS, INC.

and

LAWRENCE A. CONSALVI

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Gateway International Holdings, Inc., be, and it hereby is, revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934; and it is further

ORDERED that Lawrence A. Consalvi cease and desist from causing any violations or future violations of Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1 and 13a-13 thereunder.

By the Commission.

Nancy M. Morris
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 53907 / May 31, 2006

Admin. Proc. File No. 3-11894

In the Matter of

GATEWAY INTERNATIONAL HOLDINGS, INC.

and

LAWRENCE A. CONSALVI

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING
CEASE-AND-DESIST PROCEEDING

Grounds for Remedial Action

Failure to comply with filing requirements

Causing violations of filing requirements

Company admitted being in noncompliance with filing requirements of Section 13(a) of
the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 by
failing to file a total of seven annual and quarterly reports. It filed only two of the
required notices of its inability to make timely filings. Reports filed after institution of
proceedings did not cure ongoing deficiencies. Held, it is necessary and appropriate for
protection of investors to revoke registration of company's common stock and to order
company's president and chief executive officer to cease and desist from causing any
violations or future violations of Exchange Act Section 13(a) and Exchange Act Rules
13a-1 and 13a-13.

APPEARANCES:

    C. William Kircher, Jr., for Gateway International Holdings, Inc. and Lawrence A.
Consalvi.

    Robert M. Fusfeld and Julie K. Lutz, for the Division of Enforcement.

Appeal filed: September 7, 2005
Last brief received: November 14, 2005
Oral Argument: May 22, 2006

I.

      Gateway International Holdings, Inc., and its president and chief executive officer, Lawrence A. Consalvi, appeal from an administrative law judge's decision. The law judge found that Gateway violated Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1 and 13a-13 thereunder 1/ by failing to file a total of seven annual and quarterly reports due between May 2003 and December 2004. 2/ The law judge also found that Consalvi caused Gateway's violations. The law judge revoked the registration of Gateway's common stock and ordered Consalvi to cease and desist from committing or causing any violations or future violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.

II.

      Gateway is a Southern California-based holding company that operates through eight wholly owned subsidiaries. 3/ Gateway and its subsidiaries are principally engaged in acquiring, refurbishing, and selling pre-owned machine tools to customers in the aerospace and defense industries. Gateway's common stock is registered with the Commission under Exchange Act

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1/   Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission under Exchange Act Section 12 to file annual and quarterly reports. See 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, 240.13a-13.

2/   Gateway's fiscal year ends on September 30. The order instituting proceedings ("OIP") alleged that Gateway failed to file annual reports for the fiscal years ended September 30, 2003, and September 30, 2004, and quarterly reports for the quarters ended March 31, 2003, June 30, 2003, December 31, 2003, March 31, 2004, and June 30, 2004.

3/   A wholly owned subsidiary is "a subsidiary substantially all of whose outstanding voting shares are owned by its parent and/or the parent's other wholly owned subsidiaries." 17 C.F.R. § 210.1-02(aa). Gateway's eight wholly owned subsidiaries are: Elite Machine; Eran Engineering, Inc.; All American CNC Sales, Inc.; A-Line Capital Corporation; Gledhill/Lyons, Inc., d/b/a Accurate Technology; Spacecraft Machine Products, Inc.; ESK, Inc.; and Nu-Tech Industrial Sales, Inc.

Section 12(g), 4/ and quoted in the "Pink Sheets" under the symbol "GWYI." 5/ Consalvi has been Gateway's president and chief executive officer since January 2002. He also has a significant ownership interest in the company. 6/ Consalvi admitted at the hearing that he has been responsible for ensuring that Gateway complies with its reporting requirements.

A. Gateway Ceases Filing Periodic Reports

Gateway ceased filing periodic reports after it filed its quarterly report for its first quarter ended on December 31, 2002. Consalvi testified that he knew Gateway ceased reporting after it made this filing. He explained that two subsidiaries acquired in late 2002, Bechler Cams, Inc., ("BCI") and Nelson Engineering, Inc., ("Nelson"), denied Gateway access to their books and records, beginning in January 2003. Consalvi understood that access to BCI's and Nelson's books and records was necessary in order for the auditors to prepare the company's consolidated financial statements. 7/ Consalvi testified that he was advised by counsel that, due to Gateway's inability to obtain access to BCI's and Nelson's books and records, "an audit of [the] company could not be completed, which was a prerequisite to the filing of [its] annual reports." As a result, Consalvi determined to cease reporting.

In March 2003, BCI sued Gateway in state court, alleging fraud. In June 2003, Gateway ended its auditing relationship with Squar, Milner, Reehl & Williamson, the public accounting firm that audited its Form 10-KSB for fiscal year 2002 8/ and reviewed its first quarterly report

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4/   15 U.S.C. § 78*l*(g).

5/   The "Pink Sheets" is a quotation service for over-the-counter securities operated by Pink Sheets LLC.

6/   The record shows that Consalvi holds six million of the more than forty million issued and outstanding shares of Gateway stock.

7/   Consolidation of a company's financial statements with those of its wholly owned subsidiaries is usually required by generally accepted accounting principles. See Consolidated Financial Statements, Accounting Research Bulletin No. 51 (Accounting Principles Bd. 1959); Consolidation of All Majority-Owned Subsidiaries, Statement of Financial Accounting Standards No. 94 (Financial Accounting Standards Bd. 1987). Under Regulation S-X, "there is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity." 17 C.F.R. § 210.3A-02.

8/   Forms 10-KSB and 10-QSB are the designated annual and quarterly reports, respectively, for small business issuers. 17 C.F.R. §§ 249.308b, 249.310b. For these purposes, a small

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for fiscal year 2003. 9/ According to the Squar Milner engagement partner, the firm "stopped work" for Gateway because it could not obtain financial information from BCI and Nelson for subsequent filings, and because Gateway owed the firm between $50,000 to $100,000.

In October 2003, the Commission's Central Regional Office notified Gateway that it intended to recommend the initiation of enforcement proceedings in connection with the company's failure to file periodic reports. Despite the threat of enforcement action, Consalvi took no action to address the company's delinquent reporting status or ensure that it stay current with its ongoing reporting obligations.

In November 2003, Gateway entered into a written agreement rescinding the BCI acquisition, and thereby settling BCI's case against it. Six months earlier, Gateway had agreed to rescind its acquisition of Nelson. The rescission agreement with BCI contained a provision obligating BCI to provide financial information to Gateway if "required" by the Commission for the purpose of preparing fiscal year 2003 reports. The rescission agreement with Nelson did not contain a similar provision. At the hearing in this proceeding, the Division of Enforcement stipulated that, prior to both rescissions, Gateway through Consalvi "made extensive good faith efforts . . . to obtain the necessary and appropriate documents" from BCI and Nelson in order for the auditors to prepare the company's delinquent reports. After the rescissions, however, Consalvi never sought to obtain those documents from either BCI or Nelson.

In November 2003, Gateway considered taking steps to terminate the registration of its stock and thereby terminate its reporting obligations. 10/ Consalvi testified that Gateway had

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8/   (...continued)
        business issuer is an issuer, such as Gateway, that meets certain criteria. See, e.g.,
        17 C.F.R. § 228.10(a)(1) (defining a "small business issuer" as a company that: (i) has
        revenues of less than $25 million; (ii) is a United States or Canadian issuer; (iii) is not an
        investment company; and (iv) if a majority owned subsidiary, the parent company is also
        a small business issuer). A small business issuer is entitled to use abbreviated forms for
        reporting.

9/   Also in June 2003, Gateway's common stock was removed from quotation on the Over-
        the-Counter Bulletin Board based on the failure to file periodic reports.

10/   Consalvi testified that Gateway's counsel had recommended that the company "go[]
        private." A company may terminate its registration status under Exchange Act Section
        12(g) by filing with the Commission a Form 15. The company must certify on the Form
        15 that the number of stockholders of record is less than three hundred, or less than five
        hundred when its total assets have not exceeded $10 million on the last day of each of its
        most recent three fiscal years. See 17 C.F.R §§ 240.12g-4(a), 249.323. Upon the filing
        of a certification on Form 15, a company's duty to file any reports required under
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spent in excess of $250,000 in litigation with BCI, and was "worn out . . . financially and emotionally" from the experience. He asserted that Gateway needed a "quiet period" to "concentrate on [its] businesses." Gateway, however, failed to follow the requirements to become non-reporting.

In July or August 2004, Gateway retained a financial consultant who urged that the company "get [its] filings current" in order to enhance its ability to obtain financing. Several months later, in December 2004, Gateway, which had been without auditors since June 2003, hired Kabani & Company as its auditors. 11/ Kabani began the audits needed to file Gateway's delinquent reports in February 2005. This enforcement proceeding was instituted in April 2005.

B. Gateway's June 2005 Filing

On June 16, 2005, after the institution of this proceeding, Gateway filed a Form 10-KSB ("June 2005 Filing") purporting to "cover [its] reporting requirements for [its] combined fiscal years ended September 30, 2003, and September 30, 2004, and each fiscal quarter ended within that period." The financial statements included in the June 2005 Filing reported total assets of $329,327 and liabilities of $2,251,047 for fiscal year 2003, and total assets of $3,809,024 and liabilities of $5,296,697 for fiscal year 2004. Kabani qualified the financial statements with a "scope limitation," 12/ which stated that income from operations and loss on the disposal of BCI

10/   (...continued)
       Exchange Act Section 13(a) is suspended immediately, and its registration under
       Exchange Act Section 12(g) is terminated ninety days thereafter. See 17 C.F.R §
       240.12g-4. It appears that, at all relevant times, Gateway, which has approximately
       seventy-four stockholders of record, was eligible to file a Form 15.

11/   Between October 2003 and March 2005, while it was out of compliance with the periodic
       filing requirements, Gateway acquired seven of its eight wholly owned subsidiaries,
       primarily in exchange for its common stock. Gateway issued in excess of sixteen million
       shares of stock in connection with those acquisitions.

12/   The Division of Corporation Finance's staff accountant who reviewed the June 2005
       Filing testified at the hearing that "[a] scope limitation is a restriction on the scope of the
       audit that results [in] the auditor obtaining [in]sufficient evidential matter or lack of audit
       records." See R. Estes, Dictionary of Accounting (2d ed. 1988) (defining a scope
       limitation as a restriction imposed on an auditor's examination that prevents the auditor
       from formulating an opinion regarding the fair presentation of a material account in the
       financial statements audited).

and Nelson were not audited. 13/ Noting that, as of September 30, 2004, Gateway had an accumulated deficit of $1,536,803 and a working capital deficit of $662,038, Kabani opined that there was "substantial doubt about the [c]ompany's ability to continue as a going concern." 14/

The June 2005 Filing erroneously reported that the Commission had initiated the current proceeding to "revoke" the registration of Gateway's common stock "for a period not exceeding 12 months," citing Exchange Act Section 12(j). 15/ Consalvi stated that he believed a twelve-month revocation was the maximum sanction sought against Gateway. 16/ The June 2005 Filing also reported that Gateway had "dismissed" Squar Milner as its auditors, while Consalvi testified that the termination of Gateway's relationship with Squar Milner was the result of a "mutual understanding." 17/

13/   Kabani's audit report stated, in pertinent part: "We [Kabani & Company] were unable to audit the income from operations and loss on disposal of subsidiaries for the period from October 1, 2002 to December 31, 2002 of $161,456 and ($161,456) respectively, which are included in net income for the year ended September 30, 2003 as described in Note 13 to the financial statements; nor were we able to verify the income from operations and the loss on disposal of subsidiaries through other audit procedures."

14/   The "going concern" qualification described steps Gateway had taken to provide the necessary capital to continue operations. It stated that, on March 17, 2005, Gateway had filed a Form D, Notice of Sale of Securities Pursuant to Regulation D, Section 4(6), and/or Uniform Limited Offering Exemption, for the sale of unregistered shares of its common stock. As of July 20, 2005, the offering remained open, and Gateway claimed it had raised $775,000.

15/   Exchange Act Section 12(j) authorizes the Commission, among other things, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security," if it finds, after notice and an opportunity for a hearing, that an issuer has failed to comply with any provision of the Exchange Act or the rules thereunder. 15 U.S.C. § 78*l*(j). We take official notice, pursuant to Rule of Practice 323, that Gateway corrected this erroneous statement in its Form 10-QSB filed for its quarter ended June 30, 2005. See 17 C.F.R. § 201.323 (stating that official notice may be taken of any matter in the Commission's public official records).

16/   Consalvi certified to the Commission that, "[b]ased on [his] knowledge," the June 2005 Filing was true and accurate. While Consalvi affirmed at the hearing that he had read, approved, and signed the June 2005 Filing, he nevertheless claimed that he was "not completely" familiar with it.

17/   As indicated, Squar Milner's engagement partner claimed that the firm "stopped work[ing]" for Gateway in part because of the company's failure to pay its fees.

C. Gateway is Informed of Material Deficiencies in the June 2005 Filing

Based on a "preliminary screening," the Division of Corporation Finance identified several deficiencies to be resolved before it could review the June 2005 Filing. The staff communicated those deficiencies to Gateway in a comment letter dated June 23, 2005. Among the deficiencies identified in the comment letter was Kabani's audit report. Under Regulation S-X, an issuer must file financial statements that have been independently audited. 18/ The staff considers an audit report with a scope limitation to be inconsistent with Regulation S-X because the auditor has been unable to perform all the procedures required by professional standards to support the expression of an audit opinion. 19/ Because Kabani's audit report was qualified by a scope limitation, it did not conform to the requirements of Regulations S-X. 20/

On July 8, 2005, Gateway made a written request to the Division of Corporation Finance that it be permitted to amend its financial statements for fiscal years 2003 and 2004 to include an "unqualified" audit report containing a statement that no audit of BCI and Nelson was conducted, but that due to the "immateriality" of the information, the audit report was being delivered "without qualification." Gateway represented that this "immateriality" conclusion

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18/   See Rule 2-02(b) of Regulation S-X, 17 C.F.R. § 210.2-02(b) (requiring that auditor's report to annual financial statements state "whether the audit was made in accordance with generally accepted auditing standards . . . [and] the opinion of the accountant as to the consistency of the application of the accounting principles, or as to any changes in such principles which have a material effect on the financial statements"). Rule 2-02(b) applies to small business issuers. 17 C.F.R. § 228.310 (Note 2).

19/   See Staff Accounting Bulletin No. 103, Update of Codification of Staff Accounting Bulletins, Release No. SAB-103 (May 16, 2003), 80 SEC Docket 796, 805 (stating that "[t]he staff [of the Division of Corporation Finance] does not accept as consistent with the requirements of Rule 2-02(b) of Regulation S-X financial statements on which the auditors' opinions are qualified because of a limitation on the scope of the audit, since in these situations the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion").

20/   A second deficiency concerned Gateway's failure to file separate Form 10-QSB and 10-KSB reports for the relevant period. Gateway filed those separate reports between July 2005 and October 2005. A third deficiency concerned a Form 8-K, filed by Gateway in August 2003, in which the company omitted pre-acquisition audited financial statements for one of its subsidiaries. At the hearing, Gateway's counsel represented that Gateway "intends to address" the deficiency in the Form 8-K, but has "given priority to" resolving the audit scope limitation issue pertaining to BCI and Nelson. Certain other deficiencies identified in the comment letter were addressed by Gateway in an amended filing in June 2005.

reflected Kabani's position. 21/ At the July 20, 2005, hearing, Gateway's counsel indicated its proposal to account for the rescissions of the BCI and Nelson acquisitions "probably [was] not going to be resolved right away." We take official notice that, subsequent to the hearing, the Division of Corporation Finance stated its view as to the date on which Gateway could deem the "deconsolidation" of BCI and Nelson to have occurred, but the Division of Corporation Finance continued to take the position that "given the scope limitations in the audit report for the fiscal year ended September 30, 2003, any filings that include the financial statements and audit report for fiscal year ended September 30, 2003 would be deficient." 22/

We also take official notice that Gateway was several months late in filing its annual report for fiscal year 2005, which was due on December 29, 2005, and its quarterly report for the first quarter of 2006, which was due on February 14, 2006. At oral argument, Gateway's counsel stated that the company had not filed its quarterly report for the second quarter of 2006, which was due on May 15, 2006.

III.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the Commission containing such information as the Commission's rules prescribe. Pursuant to Section 13(a), the Commission has promulgated Rules 13a-1 and 13a-13, which require issuers to file annual and quarterly reports. Implicit in those provisions is the requirement that the reports accurately reflect the issuer's financial condition and operating results. 23/ The financial statements included in the reports must be prepared in conformity with generally accepted accounting principles and audited by an

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21/   We take official notice that, on October 21, 2005, Gateway filed a Form 8-K reporting that it had dismissed Kabani as its auditor. The form stated, in part: "Our management disagrees with Kabani & Company, Inc. with respect to the limitation of its audit scope. It is the opinion of our Management that the income from operations that is offset by the loss on disposal is immaterial as it has no effect on our income, net worth or earnings per share."

22/   See Letter to Consalvi from Carol A. Stacey, Chief Accountant, Division of Corporation Finance, which was dated January 12, 2006, and attached to Gateway's Form 8-K filed on January 13, 2006. At oral argument, Gateway's counsel stated that Gateway cannot remove the scope limitation.

23/   See, e.g, Ponce v. SEC, 345 F.3d 722, 735 (9th Cir. 2003); SEC v. Savoy Indus., Inc., 587 F.2d 1149, 1165 (D.C. Cir. 1978); SEC v. Kalvex Inc., 425 F. Supp. 310, 316 (S.D.N.Y. 1975); Great Sweet Grass Oils Ltd., 37 S.E.C. 683, 684 n.1 (1957), aff'd, 256 F.2d 893 (D.C. Cir. 1958).

independent accountant in accordance with generally accepted auditing standards. 24/ It is undisputed that Gateway failed to file when due two annual and five quarterly reports for fiscal years 2003 and 2004, and that, as a result, it violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

A. Gateway

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or the rules thereunder. 25/ This case presents the first litigated appeal in which we must decide what sanctions are appropriate under Exchange Act Section 12(j) when an issuer has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder by failing to make required filings. 26/ Our determination, in such proceedings, of what sanctions

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24/ Ponce, 345 F.3d at 735; see also United States v. Arthur Young & Co., 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

25/ 15 U.S.C. § 78*l*(j).

26/ 15 U.S.C. § 78m(j). While we have instituted several such proceedings in the past, these matters have either been settled, defaulted, or resolved before law judges without appeal to us. See, e.g., Suprema Specialties, Inc., Exchange Act Rel. No. 53779 (May 10, 2006), __ SEC Docket ____ (settled case); Gary Player Direct, Inc., Exchange Act Rel. No. 53648 (Apr. 14, 2006), __ SEC Docket ____ (default); St. George Metals, Inc., Initial Decision Rel. No. 298 (Sept. 29, 2005), __ SEC Docket ____ (ALJ decision), finality order, Exchange Act Rel. No. 52695 (Oct. 28, 2005), __ SEC Docket ____.

Prior to the adoption of Exchange Act Section 12(j) in 1975, our authority to terminate the registration of an issuer was pursuant to Exchange Act Section 19(a)(2). The language of that provision, while similar to Section 12(j), reflected the regulatory scheme in which any traded security had to be registered on an exchange, and the Commission's remedy was to withdraw the exchange registration rather than revoke the registration with the Commission. In cases decided under Section 19(a)(2), we considered the importance of the reporting requirements; the particular facts of the issuer's violations; the issuer's subsequent conduct and current financial condition; other facts indicating the likelihood of future compliance with reporting obligations; and the need to protect potential investors, as well as existing investors, including preserving the integrity of the public markets. See, e.g., Ambrosia Minerals, Inc. 39 S.E.C. 734, 740 (1960); Verdi Dev. Co., 38 S.E.C. 553, 558-59 (1958). Despite the difference in the regulatory context,

(continued...)

will ensure that investors will be adequately protected therefore turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand. In making this determination, we will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations. 27/

Gateway's conduct with respect to its reporting obligations was serious, egregious, recurrent, and evidenced a high degree of culpability. Gateway, through Consalvi, knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports due between May 2003 and December 2004. 28/ Gateway also knew of the requirement that it notify the Commission of its inability to file a periodic report, yet filed only two such notices. 29/ While Gateway considered taking steps to terminate the registration of its common stock and thereby terminate its reporting obligations, it did not do so. Instead, and despite being warned of possible enforcement proceedings, Gateway chose to ignore its filing requirements until the summer of 2004, when it hired a financial consultant who, seeing potential in Gateway as a

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26/ (...continued)
the factors applied under Section 19(a)(2) provide guidance for, and are consistent with, the analysis discussed in the text.

27/ Cf. Steadman v. SEC, 603 F.2d 1126, 1139-1140 (5th Cir. 1979) (citation omitted), aff'd on other grounds, 450 U.S. 91 (1981). The standard articulated in the text, while informed by the court's discussion in Steadman, reflect the more particular considerations relevant in a proceeding where termination of an issuer's registration is a possible sanction for failures to make required filings.

28/ We find that Gateway acted with a knowing disregard for its regulatory responsibilities. While this influences our determination of the appropriate sanction, we note that a finding of scienter is not necessary to establish an issuer's liability under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See Ponce, 345 F.3d at 737 n.10; SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

29/ Under Exchange Act Rule 12b-25, issuers are required to notify the Commission of their inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report. 17 C.F.R. § 240.12b-25(a); see 17 C.F.R. § 249.322 (Form 12b-25). Filing a Form 12b-25 in accordance with the rule provides an automatic extension of fifteen calendar days for filing a Form 10-K or Form 10-KSB and five calendar days for filing a Form 10-Q or Form 10-QSB. 17 C.F.R. § 240.12b- 25(b). The OIP did not charge Gateway or Consalvi with violating Rule 12b-25.

public company with securities registered with the Commission, recommended that Gateway remedy its delinquent filing status. Gateway did not hire new auditors to replace Squar Milner, which resigned in June 2003, until December 2004 (eighteen months later). It did not file annual reports for fiscal years 2003 or 2004 until June 2005. Gateway, while disregarding its filing requirements, pursued an aggressive growth strategy, acquiring seven of its eight wholly owned subsidiaries, primarily in exchange for its common stock. Instead of current, audited information, investors in Gateway were forced to rely on outdated information from 2002.

Gateway has not offered credible assurances against future violations. Gateway's first efforts at becoming compliant were in December 2004 when it hired Kabani to prepare its delinquent reports. While Gateway represents that it now has completed filing all its overdue reports for the period alleged in the OIP, it has not addressed the deficiency in the June 2005 Filing concerning the improper scope limitation, which remains outstanding.

Gateway has made insufficient efforts to ensure future compliance with the periodic reporting requirements. We take official notice that Gateway failed timely to file two of its three quarterly reports for fiscal year 2005, failed timely to file its annual report for fiscal year 2005, and failed timely to file its first quarterly report for fiscal year 2006. In addition, Gateway has not filed its second quarterly report for fiscal year 2006, which was due on May 15, 2006. 30/ It thus appears that Gateway's failure to meet its reporting obligations is not an isolated instance but a pattern of conduct beginning in early 2003 and continuing through the present time.

Gateway has not accepted responsibility for its failure to meet its reporting obligations. Gateway seeks to blame its reporting violations on BCI and Nelson, claiming that, beginning in January 2003, those subsidiaries prevented it from obtaining necessary financial information to perform the requisite audits for its annual reports. As previously stated, there is no evidence that Gateway made any efforts to obtain needed financial information from either BCI or Nelson after at least November 2003. Such failure is particularly troubling given Gateway's rescission agreement with BCI, which expressly states that BCI would provide financial information to Gateway if "required" by the Commission. 31/

30/   Although we are not finding violations based on those failures, we may consider them, and other matters that fall outside the OIP, in assessing appropriate sanctions. See, e.g., Robert Bruce Lohmann, Exchange Act Rel. No. 48092 (June 26, 2003), 80 SEC Docket 1790, 1798 n.20. At oral argument, Gateway's counsel conceded that Gateway had not filed its second quarterly report for fiscal year 2006, and therefore was not then in compliance with the Exchange Act's periodic filing requirements.

31/   Gateway claims that the BCI rescission agreement provision is "not meaningful" because it does not explicitly authorize Gateway to audit BCI's financial information. We do not accept this view in light of its total failure to seek BCI's or Nelson's cooperation after the acquisitions were rescinded.

We conclude that revocation of the registration of Gateway's securities will further the protection of investors including both current and prospective investors. Failure to file periodic reports violates a central provision of the Exchange Act. The purpose of the periodic filing requirements is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions. Those requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." 32/ Proceedings initiated under Exchange Act Section 12(j) are an important remedy to address the problem of publicly traded companies that are delinquent in the filing of their Exchange Act reports, and thereby deprive investors of accurate, complete, and timely information upon which to make informed investment decisions. 33/

Gateway has shown that it fails to appreciate the seriousness of its reporting obligations. Its noncompliance with the periodic filing requirements for nearly a two-year period deprived investors of current and accurate information regarding its operations and financial condition. We conclude that a necessary and appropriate sanction for the protection of investors is revocation of the registration of Gateway's common stock. 34/

32/   SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977).

33/   See e-Smart Tech., Inc., Exchange Act Rel. No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586, 3590-91 n.14.

34/   Gateway argues that a sanction other than revocation, such as a cease and desist order, would have been more appropriate to address the violations alleged in the OIP. See e-Smart, 83 SEC Docket at 3592 n.17 (observing that, in addition to Exchange Act Section 12(j) proceedings, the Commission may bring cease and desist proceedings under Exchange Act Section 21C, or issue an order under Exchange Act Section 15(c)(4) requiring an issuer to comply with the reporting requirements). The OIP, while seeking a cease and desist order against Consalvi under Exchange Act Section 21C, sought only the remedy of revocation or suspension against Gateway, as authorized by Exchange Act Section 12(j). Hence, a cease and desist order is not available in this proceeding with respect to Gateway. Nor do we agree with Gateway's counsel's suggestion during oral argument that, as an alternative to revocation, we suspend the registration of its stock for several months. Gateway failed to file any quarterly or annual reports for nearly two years, and only began efforts to return to compliance after proceedings were instituted. Throughout these proceedings, both before the law judge and during this appeal, Gateway has insisted that it intends to return to full compliance, yet its efforts repeatedly fall short. Under the circumstances, we believe that a suspension would be insufficient to protect investors.

We do not believe that our remand order in e-Smart Technologies, Inc. 35/ detracts from this analysis. There, a law judge had revoked the registration of e-Smart's stock for failure to make timely annual and quarterly filings. In ordering revocation, the law judge rejected as overly optimistic e-Smart's claim that it intended to bring itself into full compliance with the filing requirements and submit audited financial statements by a certain date. Shortly after the law judge issued her decision, e-Smart filed audited annual reports, as it represented that it would. We were concerned that a premise underlying the law judge's initial decision -- that e-Smart could not submit audited reports as represented -- "no longer appeared valid." 36/ We decided to remand the proceeding to enable the law judge to re-evaluate her decision in light of e-Smart's subsequent filings. We cautioned, however, that our decision was "dependent on the particular facts and circumstances involved, and should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has returned to reporting compliance and begun to submit long overdue filings." 37/

Moreover, unlike Gateway, there is no indication that e-Smart's annual reports contained an audit report qualified by a scope limitation, in non-compliance with the requirements of Regulation S-X. 38/ E-Smart also had made extensive efforts to stay current with its reporting obligations, thus reducing the likelihood of future violations.

Gateway raises additional arguments against revocation, none of which has merit. It argues that imposing revocation will be inconsistent with the purpose of Exchange Act Section 13(a) because the reports currently available to investors are "more than sufficient" to enable them to make informed decisions about the company. Exchange Act Section 13(a) is intended to provide investors with not merely "sufficient" information, but information that is complete, timely, and accurate, which Gateway has not done. 39/ Gateway stated in its petition for review that the "proper accounting treatment" of the unaudited financial results of its "non-cooperating subsidiaries," BCI and Nelson, is a "material" issue. It also has stated that the resolution of this

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35/   Exchange Act Rel. No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586.

36/   Id. at 3587.

37/   Id. at 3593 n.18.

38/   Gateway concedes that this is an "arguably material" difference between e-Smart's situation and its own.

39/   See, e.g., SC&T Int'l, Inc., 54 S.E.C. 320, 326 (1999) ("Requiring public companies to file appropriate reports ensures the maintenance of fair and honest markets in securities. Such reports provide a valuable function by disseminating information to the investing public.") (footnote omitted).

issue might impact the accuracy of information already included in the reports currently available to investors and require a revision of those reports. 40/

Gateway argues that imposing revocation will harm its non-affiliated shareholders, who have a significant equity holding in the company. 41/ The extent of any harm that may result to existing shareholders cannot be the determining factor in our analysis. Exchange Act Section 12(j) authorizes revocation as a means of protecting investors. In evaluating what is necessary or appropriate to protect investors, "regard must be had not only for existing stockholders of the issuer, but also for potential investors." 42/ We have stated, in the context of NASD listing decisions, that "we must emphasize the interests of future investors, who should be able to rely on the effective operation of listing standards, rather than the interests of existing shareholders." 43/ Similar policy considerations are applicable here. We observe, moreover, that existing shareholders may be harmed by an issuer's failure to have its financial statements audited. For example, in the absence of an audit, an existing shareholder could be forced to determine whether to sell his stock based on financial statements that give an inaccurate view of the issuer's financial situation.

Gateway argues that, unlike other respondents in proceedings initiated under Section 12(j), it is not a shell company but a substantial and profitable business. 44/ The evidence, including the going concern qualifications noted in Gateway's financial statements, raises

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40/   We take official notice of Gateway's Form 8-K, filed on January 25, 2006, suggesting that its annual report for fiscal year 2005 also might be impacted.

41/   Gateway's officers and directors own about 71% of the more than forty million issued and outstanding shares of Gateway stock. Non-affiliated shareholders thus own about 29%, or 11.7 million, of the outstanding shares. During fiscal year 2003, Gateway stock traded between $.04 and $.17 per share. During fiscal year 2004, it traded between $.05 and $.75 per share. The value of the non-affiliated shareholders' stock would have been $467,564 at $.04 per share and $9,000,000 at $.75 per share.

42/   Great Grass Oils Ltd., 37 S.E.C. at 698 (analyzing former Exchange Act Section 19(a)(2), which, as indicated above, was changed to current Exchange Act Section 12(j)); see also Verdi Dev. Co., 38 S.E.C. at 557 (same).

43/   See Outsource Int'l, Inc., Exchange Act Rel. No. 44944 (Oct. 17, 2001), 76 SEC Docket 162, 170 & n.22.

44/   Gateway points to the financial statements included in its Form 10-QSB for the quarter ended June 30, 2005. Those unaudited financial statements reflect a net income of $2,062,417 on net sales of $14,385,014 for the first nine months of 2005.

questions regarding that claim. 45/ In any event, for nearly two years, Gateway ceased filing periodic reports, depriving investors and shareholders of any information regarding the company. Furthermore, the problem remains that existing and potential investors still cannot evaluate the company's profitability for themselves because, as a result of its conduct in this case, investors do not have access to accurate, complete, and timely reports that comply with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

B. Consalvi

Exchange Act Section 21C authorizes the Commission to impose a cease-and-desist order against any person who "is, was, or would be a cause of [a] violation" of the Exchange Act, or any rule or regulation thereunder, due to an act or omission the person "knew or should have known would contribute to such a violation." In determining the appropriateness of such an order, we look to the risk of future violations and other factors, including the seriousness of the violation, the isolated or recurrent nature of the violation, whether the violation is recent, the degree of harm to investors or the marketplace resulting from the violation, the respondent's state of mind, the sincerity of assurances against future violations, the respondent's recognition of the wrongfulness of the conduct, the respondent's opportunity to commit future violations, and the remedial function to be served by a cease-and-desist order in the context of other sanctions sought in the proceeding. 46/ We impose a cease-and-desist order only when we have determined that there is some risk of future violation. 47/

Causing liability under Exchange Act Section 21C requires findings that: (1) a primary violation occurred; (2) an act or omission by the respondent was a cause of the violation; and (3) the respondent knew, or should have known, that his conduct would contribute to the primary

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45/   Our observation in e-Smart about the utility of revocation under Section 12(j) against "shell companies" should not be construed as indicating that such sanction is not appropriate when the issuer is not a shell company. See e-Smart, 83 SEC Docket at 3590-91 n.14 ("[M]any publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes. Revocation under Section 12(j) can make such issuers less appealing to persons who would put them to fraudulent use.").

46/   KPMG Peat Marwick LLP, 54 S.E.C. 1135, 1192 (2001), recons. denied, Exchange Act Rel. No. 44050 (Mar. 8, 2001), 74 SEC Docket 1351, pet. for review denied, 289 F.3d 109 (D.C. Cir. 2002).

47/   54 S.E.C. at 1185. The risk of future violations required to support a cease-and-desist order is significantly less than that required for an injunction. Id. at 1191.

violation. 48/ Gateway committed primary violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Consalvi, in his capacity as Gateway's president and chief executive officer, was a cause of Gateway's violations. Consalvi acknowledged he was responsible for ensuring that the company timely filed its required reports, yet failed to do so over an almost two-year period. We do not believe that Gateway's serious and recurrent reporting violations were beyond Consalvi's control. 49/ Indeed, we find that Consalvi made a conscious decision to disregard the reporting obligations Gateway had assumed in registering its stock so that he could "concentrate on [its] businesses." As indicated, Consalvi could have sought to obtain needed financial information from BCI pursuant to a specific provision in the November 2003 BCI rescission agreement, yet failed or refused to exercise Gateway's rights under that agreement. The Nelson rescission agreement did not have a similar provision, but Consalvi made no efforts to obtain Nelson's financial information after that acquisition was rescinded. Consalvi also could have sought to have Gateway file with the Commission a Form 15 to terminate Gateway's reporting obligations, yet he did not do so. We further find that Consalvi's eventual decision to attempt to return Gateway to reporting compliance was not motivated by a sense of wrongdoing,but by a belief that doing so would enhance the value of the company and his stake in it. As the law judge observed, Consalvi "took steps to bring Gateway's reports up to date, only on [its financial consultant's] advice, because of the possible revocation of its valuable registration status with the Commission."

Gateway's reporting violations are recent and have harmed existing and future investors, who have been deprived of current, accurate information regarding its operations and financial condition since 2003. Consalvi has made no assurances against future reporting violations, nor

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48/   See Robert M. Fuller, Exchange Act Rel. No. 48406 (Aug. 25, 2003), 80 SEC Docket 3539, 3545, pet. for review denied, 95 Fed. Appx. 361 (D.C. Cir. 2004). Negligence is sufficient to establish liability for causing a primary violation that does not require scienter. KPMG Peat Marwick LLP, 54 S.E.C. at 1175 & n.100.

49/   To the extent that Consalvi seeks to excuse Gateway's violations by arguing that he received poor legal advice, his argument fails. He did not offer any evidence to establish a claim of good faith reliance on advice of counsel, apart from his own vague and self-interested testimony. See Markowski v. SEC, 34 F.3d 99, 104-05 (2d Cir. 1994) (stating that a respondent must show that he made complete disclosure to counsel of the intended action; requested counsel's advice as to the legality of the intended action; received counsel's advice that the action was legal; and relied in good faith on that advice); SEC v. Goldfield Deep Mines Co., 758 F.2d 459, 467 (9th Cir. 1985) (same); see also Howard v. SEC, 376 F.3d 1136, 1147-48 (D.C. Cir. 2004) (noting if a respondent can show that he reasonably relied on advice of counsel, then his reliance may be evidence that he acted in good faith). Moreover, while Consalvi claims that company lawyers recommended that Gateway consider terminating the registration of its stock and "go[] private," neither his testimony nor any other evidence indicates that counsel recommended that such action could be achieved by ignoring the company's reporting obligations.

has he recognized the wrongful nature of his conduct. The law judge found that, despite the lack of a disciplinary record, Consalvi's "past actions and his testimony and demeanor at the hearing" raised significant concerns about the risk that he would commit future violations, 50/ given his positions as president, chief executive officer, and major shareholder of Gateway. The evidence supports those findings. Consalvi has shown a lack of appreciation of the reporting requirements and the importance to investors of having current, accurate information about an issuer. In these circumstances, a cease-and-desist order against Consalvi is warranted. 51/

An appropriate order will issue. 52/

By the Commission (Chairman COX and Commissioners GLASSMAN, ATKINS, CAMPOS and NAZARETH).

Nancy M. Morris
Secretary

50/   A fact-finder's credibility determinations are entitled to considerable weight and deference. See, e.g., Alderman v. SEC, 104 F.3d 285, 288 n.4 (9th Cir. 1997).

51/   At oral argument, Gateway's counsel, in seeking to persuade the Commission not to revoke Gateway's registration, conceded the appropriateness of a cease-and-desist order against Consalvi. We note that, because Consalvi cannot directly violate Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13, see William R. Carter, 47 S.E.C. 471, 501 (1981) (stating that "respondents, as individuals, could not on the instant facts be found to have directly violated Section 13(a) or Rules 13a-11 and 12b-20 because they are not an 'issuer,' as that term is defined in Section 3(a)(8) of the Exchange Act, the only direct object of those provisions"), our order directs him to cease and desist from causing, but not committing, any violations or future violations of those provisions.

52/   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

INITIAL DECISION RELEASE NO. 294
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11894

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the Matter of	:	
	:	INITIAL DECISION
GATEWAY INTERNATIONAL	:	August 18, 2005
HOLDINGS, INC., and	:	
LAWRENCE A. CONSALVI	:	

APPEARANCES: Julie K. Lutz, Robert M. Fusfeld for the Division of Enforcement, Securities and Exchange Commission

C. William Kircher, Jr. for Gateway International Holdings, Inc., and Lawrence A. Consalvi

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 12, 2005, pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that while its securities were registered with the Commission, Gateway International Holdings, Inc. (Gateway), failed to file two annual reports on Forms 10-K for its fiscal years ended September 30, 2003, and September 30, 2004, and five quarterly reports on Forms 10-Q for the quarters ended March 31, 2003, June 30, 2003, December 31, 2003, March 31, 2004, and June 30, 2004. The OIP further alleges that during his tenure as Gateway's president and chief executive officer, Lawrence A. Consalvi (Consalvi) was responsible for ensuring Gateway's compliance with its reporting obligations. Respondents filed a joint Answer on May 9, 2005.

Rule 360 of the Commission's Rules of Practice states that when an Initial Decision is due within 120 days from service of the OIP, the hearing shall be held approximately one month from the OIP. 17 C.F.R. § 201.360. The hearing did not occur until July 20, 2005, because there was a possible settlement and then Respondents represented at the prehearing conference on May 23, 2005, that they would file "[a]ll of the delinquent reports," all the Forms 10-K and 10-Q. (May 23, 2005, Tr. 9.) That did not happen. Acting in an expedited manner, I held a one-day

public hearing in Santa Ana, California. The Division of Enforcement (Division) and Respondents filed initial and reply briefs on August 8, and on August 12, 2005, respectively.[1]

On August 9, 2005, Respondents moved to admit a two page document titled: Kabani & Company Audit Services for Public Companies as Reflected in Edgar Filings (4/15/05 through 7/27/05). The motion is granted and the document is received into evidence as Respondents' Exhibit DD.

ISSUES

Whether Gateway failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and, if so, whether Consalvi caused Gateway's violations. And, if so, what action is appropriate pursuant to Sections 12(j) and 21C of the Exchange Act as to Gateway and Consalvi, respectively.

FINDINGS OF FACT

The findings and conclusions herein are based on the entire record. I applied preponderance of the evidence as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 102 (1981). I have considered and rejected all arguments and proposed findings and conclusions that are inconsistent with this Initial Decision.

Consalvi and Gateway

Consalvi, forty-seven years old, attended college for one year before joining his father in the aerospace and defense industries in 1979. (Tr. 150.) From 1984 to 1991, Consalvi was employed by Yamzen, USA, the largest distributor of Japanese machine tools in the United States. (Div. Ex. 1 at 48.) In 1991, Consalvi founded E.M. Tool Company, Inc., d/b/a Elite Machine Tool Company (Elite Machine), a company principally engaged in the acquisition, refurbishment, distribution, and sale of pre-owned Computer Numerically Controlled (CNC) machine tools to manufacturers. (Tr. 105; Div. Ex. 1 at 6, 48.) Other than this proceeding, Consalvi has never been the subject of any regulatory proceeding.

Gateway, previously Gourmet Gifts, Inc. (Gourmet Gifts), is a Nevada corporation based in Anaheim, California, whose common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since July 9, 1999. (Div. Ex. 1 at 5; Answer at 1.) In December 2001, Gourmet Gifts, an inactive public shell, entered into a reverse merger transaction with Elite Machine. Following that transaction, Gourmet Gifts changed its name to

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[1] Four witnesses testified at the hearing and forty-one exhibits were admitted into evidence. Citations to Respondents' Answer are noted as "(Answer __.)." Citations to the transcript of the prehearings are noted as "(Date, Tr. __.)." Citations to the transcript of the hearing are noted as "(Tr. __.)." Citations to the Division's and Respondents' exhibits are noted as "(Div. Ex. __.)," and "(Resp. Ex. __.)," respectively. Citations to the Division's and Respondents' Initial Post-Hearing Briefs will be noted as "(Div. Post-Hearing Br. __.)," "(Resp. Post-Hearing Br. __.)," respectively.

Gateway. (Div. Ex. 1 at 5.) Gateway's common stock was quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc., until June 14, 2003. (Div. Ex. 1 at 28.) Since June 15, 2003, Gateway has been quoted on the Pink Sheets under the symbol "GWYI." (Div. Ex. 1 at 5.)

As president and chief executive officer of Gateway since 2001, Consalvi was responsible for ensuring Gateway's compliance with its reporting obligations to the Commission. (Div. Ex. 1 at 48; Answer at 2.) Gateway's Form 10-KSB for the fiscal year ended September 30, 2002, contained the following "going concern" qualification:

> As discussed in Note 1, the Company has negative working capital of $1,055,824 and an accumulated deficit of $1,900,013 at September 30, 2002, losses from operations through September 30, 2002, and a lack of profitable operational history. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

(Div. Ex. 4 at 26.)

In June 2003, Gateway ended its auditing relationship with Squar, Milner, Reehl & Williamson, the public accounting firm that audited its 2002 Form 10-KSB and reviewed its Form 10-QSB for the first quarter of 2003.[2] (Tr. 10-12; Div. Ex. 1 at 46.) Gateway did not engage another auditor until December 2004, when it signed an audit engagement letter with Kabani & Company to conduct the audits necessary to file its delinquent reports. (Tr. 158-59; Div. Ex. 3 at 46.) Kabani & Company began the audit in February 2005 and completed it in June 2005. (Tr. 159-60.)

As of September 30, 2004, Gateway had approximately seventy-four stockholders of record, not including shares held in street names. (Tr. 178; Div. Ex. 1 at 29.) In December 2004, Consalvi and Joseph Gledhill (Gledhill) owned 24 million of the 32 million shares outstanding.[3] (Tr. 178.) In 2004, Gateway paid Consalvi a salary of $192,000, Gledhill a salary of $136,608, and Consalvi's brother, Timothy Consalvi, a salary of $168,000. (Tr. 83-84; Div. Ex. 3 at 51.) Officers and directors of the company own approximately 69 percent of the company's outstanding stock. (Tr. 84.)

Gateway presently has seventy-seven employees and operates through eight wholly owned subsidiaries, six of which were acquired after September 30, 2004, primarily for Gateway stock. (Tr. 82, 177; Div. Ex. 1 at 13.) The eight subsidiaries are: Elite Machine, Eran

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[2] Gateway's fiscal year ends on September 30. (Tr. 25.) Gateway claims that it dismissed the auditors. (Div. Ex. 1 at 46.) However, the engagement partner at the firm testified that the firm decided to terminate its relationship with Gateway because it could not get information on two acquisitions and Gateway owed the firm between $50,000 and $100,000. (Tr. 12, 18-19.)

[3] Gateway reported that there were 40,307,254 shares of common stock issued and outstanding as of May 31, 2005. (Div. Ex. 1 at 1.)

Engineering, Inc., All American CNC Sales, Inc. (All American), A-Line Capital Corporation, Gledhill/Lyons, Inc. d/b/a Accurate Technology (Gledhill/Lyons), Spacecraft Machine Products, Inc., ESK, Inc., and Nu-Tech Industrial Sales, Inc. (Tr. 82; Div. Ex. 1 at 5-10.) According to Consalvi, Gateway has become "very healthy financially" as its business has begun to flourish because of homeland security, the military defense buildup, and developments in aerospace. (Tr. 125.) In October 2004, Gateway acquired All American, owned by Timothy Consalvi and his wife, for one million shares of Gateway. (Tr. 194.) In December 2004, Gateway acquired Gledhill/Lyons that was half owned by Gledhill's son, William Gledhill, for 12 million Gateway shares. (Div. Ex. 1 at 8.) Also as a result of the transaction, William Gledhill receives a salary of $192,000. (Div. Ex. 1 at 54.) Consalvi and Gledhill provided the shares for the purchase of Gledhill/Lyons. (Tr. 195; Div. Ex. 1 at 54-55.)

Anthony Anish (Anish), a former chartered accountant in England who runs AM Capital, a company that finds funding sources, became associated with Gateway in March 2004. (Tr. 154, 188.) Anish provides finance "packaging" for companies seeking to raise capital. (Tr. 187-88.) In July and August 2004, Anish urged Gateway to get current in its filings with the Commission.[4] (Tr. 157-58.) Anish has been Gateway's principal contact with the Commission on the filings. (Tr. 165-79.)

Filings

Gateway failed to timely file annual reports for its fiscal years ended September 30, 2003, and September 30, 2004, and quarterly reports for the quarters ended March 31, 2003, June 30, 2003, December 31, 2003, March 31, 2004, and June 30, 2004. (Answer at 3-4.) Consalvi knew that the Commission's rules required that companies notify the Commission when they are unable to make a timely filing. (Tr. 36.) Gateway filed only two required Notifications of Inability to Timely File Periodic Reports during this time period, February 14 and June 16, 2003. (Tr. 36; Div. Ex. 7.)

On October 16, 2003, the Commission's Central Regional Office notified Gateway that it would recommend that the Commission initiate enforcement proceedings against Gateway and Consalvi, due to Gateway's failure to file periodic reports with the Commission. (Div. Ex. 1 at 28.)

On March 17, 2005, Gateway filed a Form D, Notice of Sale of Securities Pursuant to Regulation D, Section 4(6), and/or Uniform Limited Offering Exemption. (Div. Ex. 6.) As of July 20, 2005, the offering remained open and Gateway had raised $775,000 from the sale of unregistered common stock to four accredited investors. (Tr. 37; Div. Exs. 1 at 78, 6.)

The Commission's rules do not provide for the filing of consolidated annual reports. e-Smart Techs., Inc., 83 SEC Docket 3586, 3587 n.3 (Oct. 12, 2004.) However, on June 16, 2005, Gateway filed a Form 10-KSB purportedly for the fiscal years ended September 30, 2003, and

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[4] Gateway has offered Anish stock and a position on its board. (Tr. 190-91.)

September 30, 2004 (comprehensive filing).[5] (Div. Ex. 1.) The comprehensive filing contains audited qualified financials for fiscal year 2003 and 2004. Gateway intended the comprehensive filing to cover its two delinquent annual reports and five delinquent quarterly reports.[6] (Tr. 62-63; Resp. Post-Hearing Br. 9.)

In a June 23, 2005, letter (comment letter), the Commission's Division of Corporation Finance (Corporation Finance) informed Gateway that before it could begin a detailed review of the comprehensive filing, Gateway had to address eight critical deficiencies therein. (Tr. 48-52; Div. Ex. 11.) Gateway filed an additional amended Form 10-KSB on June 29, 2005, that corrected five of the eight deficiencies identified in the comment letter. (Tr. 53-54; Div. Ex. 3.) The record shows that the comprehensive filing is considered filed on the date it is entered into the Commission's Electronic Data Gathering, Analysis, and Retrieval system, despite its major deficiencies. (Tr. 68.)

Because of the three remaining critical deficiencies, Corporation Finance is unable to perform a detailed review of Gateway's comprehensive filing.[7] Gateway has applied to the Office of the Chief Accountant in Corporation Finance (Chief Accountant), for waivers of these deficiencies. The Chief Accountant denied two of the waiver requests. (Div. Ex. 16) The additional waiver request was rejected and Gateway was afforded the opportunity to submit additional information to allow for reconsideration. (Div. Ex. 15) The accounting branch chief in Corporation Finance, who has spent considerable amount of time on these matters, had never seen a company so deficient in its filings.[8] (Tr. 77.)

I take official notice of the fact that after the July 20, 2005, hearing Gateway filed Forms 10-QSB for the quarters ended March 31, 2003, June 30, 2003, December 31, 2004, March 31, 2005, and June 30, 2005. 17 C.F.R. § 201.323.

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[5] Gateway filed an amended Form 10-KSB on June 21, 2005. (Div. Ex. 2.)

[6] The consolidated filing shows Gateway with negative net income of $54,216, assets of $329,327, and total liabilities of $2,251,047 in fiscal 2003, and net income of $434,047, assets of $3,809,024, and total liabilities of $5,296,697 in fiscal 2004. (Div. Ex. 1 at 66-67.)

[7] The outstanding critical deficiencies are: (1) The audit report in the consolidated filing was "qualified for a scope limitation which states that income from operations and loss on disposal of certain subsidiaries were not audited," and, thus, is inconsistent with Rule 2-02(b) of Regulation S-X of the Exchange Act (Tr. 48-49; Div. Ex. 11.); (2) Gateway did not file a Form 10-KSB for the fiscal year ended 2003, or the five quarterly reports (Tr. 55; Div. Ex. 11.); (3) After acquiring Eran Engineering, Inc., Gateway did not file the financial statements as it stated it would in a Form 8-K filed August 8, 2003, and as required by Item 310(d) of Regulation S-B. (Tr. 53-55; Div. Ex. 11.)

[8] Angela J. Crane (Crane), a certified public accountant in the state of Maryland since 1995, earned a bachelor of arts degree in finance from Catholic University in 1991 and a masters in accounting from American University in 1995. She has been with Corporation Finance for five years. (Tr. 44-45.)

PARTIES' ARGUMENTS

Gateway contends that investors now have access to current audited financial information from its comprehensive filing on June 16, and its additional filings of July 28 and August 3, 2005, and these filings satisfy the central purpose of Section 13(a) of the Exchange Act. (Post Hearing Br. at 5.) Gateway acknowledges that its delinquent Forms 10-Q for the quarters ended March 31, 2003, June 30, 2003, December 31, 2003, March 31, 2004, and June 30, 2004 are "[u]nder preparation but not yet filed; a quarterly breakdown of financial items without year-end adjustments was set forth in comprehensive filing on June 16, 2005." (Resp. Post-Hearing Br. 13-14.)

Gateway claims that Bechler Cams, Inc. (BCI), and Nelson Engineering, Inc. (Nelson), two wholly owned subsidiaries it acquired in late 2002, restricted Gateway's access to their books and records so that it could not prepare consolidated financial statements. (Div. Ex. 12 at 3.) Gateway argues that this, along with advice from its attorney at the time, prevented it from making the required filings. (Tr. 124-25; Div. Ex. 12 at 4; Resp. Post-Hearing Br. 7-8.) Gateway's merger with Nelson was rescinded in May of 2003, effective January 1, 2003, and its merger with BCI was rescinded on November 20, 2003, effective January 1, 2003. (Resp. Exs. W, X.) Gateway claims that it spent approximately $250,000 in litigation with BCI and that it was worn out financially and emotionally from the experience. (Tr. 125-27.)

Gateway argues that it is not in the public's interest to revoke the registration of its securities, relying on the Commission's reasoning in e-Smart Techs., Inc. 83 SEC Docket 3586 (October 12, 2004.) (Resp. Post-Hearing Br. at 15-18.) Gateway claims that its delinquency was not as serious as e-Smart's, that, like e-Smart, it followed the advice of its accountant and made a comprehensive filing, and that it has given priority to filing its most recent Forms 10-QSB. (Resp. Post-Hearing Br. at 16-17.) Gateway argues that the public interest factors set out in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981), weigh against revoking registration of its common stock. It claims that its infractions are isolated and are the direct consequence of its inability to obtain information from BCI, and that "when it made the decision to change advisors and attempted to return to reporting compliance" it selected an accounting firm that represented it could conduct the required audits expeditiously. (Resp. Post-Hearing Br. 20-21.)

According to the Division, Gateway reached an internal decision to "go private," and its recent change of heart is attributed to preserving a potentially lucrative trading market for management's benefit. (Div. Post-Hearing Br. at 6-7.) The Division claims that the public interest factors identified in Steadman require revocation and imposition of a cease-and-desist order. The Division faults Gateway for abandoning its reporting obligations for over two-and-a-half years while it engaged in "undisclosed related party transactions which have enriched management and its affiliates." (Div. Post-Hearing Br. 6.) The Division believes Gateway's failure to file required periodic reports is egregious, especially in light of the fact that Gateway used a Regulation D exemption to raise funds from investors. The Division characterizes e-Smart Techs., Inc., as a single decision that is limited to the specific facts of that case.

CONCLUSIONS OF LAW AND SANCTIONS

Sections 13(a) and 12(j) of the Exchange Act

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Exchange Act Rule 13a-1 requires issuers to submit annual reports, and Exchange Act Rule 13a-13 requires issuers to submit quarterly reports. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F.Supp. 1250, 1268 (D.D.C. 1978). The purpose of the periodic reporting provisions is to supply the investing public with current and accurate information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

I conclude that Gateway violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by failing to timely file two annual reports for the fiscal years ended September 30, 2003, and September 30, 2004, and five quarterly reports for the quarters ended March 31, 2003, June 30, 2003, December 31, 2003, March 31, 2004, and June 30, 2004. The issue then is what action is appropriate pursuant to Section 12(j) of the Exchange Act.

Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

I disagree with Respondents' contention that Gateway's conduct does not merit strong measures in view of the following public interest considerations set out in Steadman:

> [T]he egregiousness of the respondent's actions; the isolated or recurrent nature of the infraction; the degree of scienter involved; the sincerity of the respondent's assurances against future violations; the respondent's recognition of the wrongful nature of his conduct; and the likelihood that the respondent's occupation will present opportunities to commit future violations.

603 F.2d 1140 (quoting SEC v. Blatt, 583 F.2d at 1334 n.29).

Gateway's conduct with respect to its periodic filing requirements was egregious, recurrent, and evidenced a high degree of scienter. Gateway, through Consalvi, knew of the periodic reporting requirements, yet over a two-and-a-half year period it failed to file a total of seven annual and quarterly reports. Gateway ignored a notice given on October 16, 2003, that enforcement proceedings were likely and took no steps to remedy its deficiencies for over a year. Gateway did not decide to comply with the filing requirements until July or August 2004. Gateway did not hire an auditor until December 2004. Gateway did not file a Form 10-KSB for 2004 until June 16, 2005. (Div. Ex. 1.) The June 16, 2005, filing is so deficient that Corporation Finance is unable to perform a detailed review. Two months later, after considerable effort by Corporation Finance, Gateway has yet to remedy all the critical deficiencies in the filing. A detailed review, whenever it may occur, could raise additional comments by Corporation Finance about auditing or accounting issues. (Tr. 60.)

The record also shows that Gateway does not appreciate the wrongfulness of its conduct nor the requirement that it provide the investing public with timely and accurate information. Gateway's main defense for not making the filings in a timely manner is that it could not obtain financial information from BCI and Nelson. Gateway claims that it was "worn out" both "financially and emotionally" or otherwise distracted from the winding down of the merger transactions with Nelson and BCI, which, along with allegedly poor advice from its then attorney, prevented it from filing any of its periodic reports. (Tr. 88; Post-Hearing Br. 8.) However, the litigation and winding down of the BCI merger was resolved in November 2003. There is no evidence that Gateway made any efforts to obtain this information after November 20, 2003, the date on which the BCI rescission agreement was entered.[9] Moreover, Gateway knew it was required to promptly notify the Commission if it was unable to make a timely filing, yet from February 2003 to June 2005, it only filed two such notices. The evidence is that Gateway purposely ignored its delinquent filings until July or August 2004, when it finally decided to get everything current. This was after Anish became associated with Gateway in March 2004, and saw a tremendous potential in the company, which no doubt included its continued status as a public company whose stock is registered with the Commission. (Tr. 158.)

I also disagree with Respondents that this situation is governed by the Commission's decision in e-Smart. Gateway failed to file periodic reports for two-and-a-half years. The comprehensive report it filed on June 16, 2005, was contrary to Commission rules that do not allow comprehensive filings and, further, contained "critical deficiencies that needed to be addressed before [Corporation Finance] could commence a detailed review of the documents." (Tr. 48.); See e-Smart, 83 SEC Docket at 3587 n.3 (Oct. 12, 2004.) The Commission's decision in e-Smart does not indicate that e-Smart's filing contained any of the critical deficiencies that would have prevented Corporation Finance from conducting its customary detailed review.

Finally, the Commission stated specifically that their decision in e-Smart was "dependent on the particular facts and circumstances involved" and that "other considerations . . . may justify a different result." Id. at 3593 n.18. The circumstances and considerations present in the matter at hand do not justify a result similar to e-Smart. Despite the fact that Corporation Finance has

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[9] The Division and Respondents have stipulated that prior to entering the rescission agreement with BCI, Gateway made good faith efforts expending significant amounts of time and money trying to gain access to BCI's financials. (Tr. 121.)

given Gateway a considerable amount of time and attention, as of the date this Initial Decision was drafted, those deficiencies persist today. If the Commission's rules are going to have any meaning, they have to be enforced with some measure of reasonableness.

Section 12(j) of the Exchange Act provides only two remedies in an administrative proceeding: revocation or suspension. Gateway deliberately and repeatedly disregarded the Commission's reporting requirements, which deprived the investing public of current reliable information. The excuses Gateway offered for its actions are unpersuasive. The Commission has spent considerable time and effort, and this proceeding was delayed, in an effort to assist Gateway in achieving compliance with the reporting requirements. While Gateway has begun filling in the gaps in its reporting history, as of the date this Initial Decision was drafted, it has yet to remedy the defects in it comprehensive filing. The recurrent and egregious nature of its violations persuades me that suspension will not adequately protect investors. Viewing the <u>Steadman</u> factors in their entirety, and with attention to the Commission's views in <u>e-Smart</u>, I conclude that the appropriate sanction for the protection of investors is revocation of the registration of Gateway's securities.

Section 21C of the Exchange Act

The Commission has determined that causing liability under this provision requires finding that: (1) a primary violation occurred; (2) an act or omission by the respondent caused the violation; and (3) the respondent knew, or should have known, that his or her conduct would contribute to the violation. <u>See</u> <u>Robert M. Fuller</u>, 80 SEC Docket 3539, 3545 (Aug. 25, 2003), <u>pet. denied</u>, 2004 U.S. App. LEXIS 12893 (D.C. Cir. Apr. 23, 2004.) Consalvi caused Gateway's violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder because he was responsible for ensuring Gateway's compliance with the statute and rules and his actions or inaction resulted in Gateway's violations. (Tr. 32-33, 36; Answer at 2.)

Section 21C of the Exchange Act authorizes the Commission to impose a cease-and-desist order upon any person who "is, was, or would be a cause of [a] violation" of the Exchange Act, or any rule or regulation thereunder, due to an act or omission the person "knew or should have known would contribute to such a violation." The Commission addressed the standard for issuing a cease-and-desist order in <u>KPMG Peat Marwick LLP</u>, 54 S.E.C. 1135, 1183-92 (Jan. 19, 2001). In addition to the <u>Steadman</u> factors discussed above, the evidence should show some risk of future violations; however, absent "evidence to the contrary," a single past violation may be sufficient to show risk of future violations. <u>KPMG</u> 54 S.E.C. at 1185, 1191. Additionally, consideration must be given to how recent the violation is and the "remedial function to be served by the cease-and-desist order in the context of any other sanctions being sought in the same proceedings." <u>Id.</u> No one factor is dispositive, and all of these factors are viewed in light of the entire record.

Consalvi's clean regulatory record and his representations that he would have made the filings following Gateway's settlement with BCI in November 2003, but he did not think he could, are unpersuasive and contrary to evidence in the record. (Tr. 122-23, 197.) Based on his salary, Consalvi appears to be a successful businessman who knew Gateway was in violation of a federal statute and regulations. He took no action because he was purportedly tired and exhausted, emotionally and financially, as the result of disputes with BCI and Nelson. In addition, he claims a lawyer advised him against filing quarterly reports or he would have done so. (Tr. 123.) Consalvi was not too tired, however, to file a Form D on March 17, 2005, which allowed Gateway to raise $775,000, in a private offering, and he was not too tired to contact Seevo Miller a firm in Denver, Colorado, who put him in contact with Anish for assistance with obtaining financing. (Tr. 156.) In addition to the serious violations and knowing conduct, Consalvi's past actions and his testimony and demeanor at the hearing cause me to conclude that there is a good possibility that he will commit future violations given his position as Gateway's president, chief executive officer, and major shareholder. For two-and-a-half years, Consalvi caused Gateway to fall further and further behind in its reporting obligations. Consalvi certified that he knew the contents of Gateway's comprehensive filing to be true and accurate, but at the hearing he did not know much about its contents. (Tr. 78-82; Div. Exs. 1, 10.) The record evidences that Consalvi took steps to bring Gateways reports up to date, only on Anish's advice, because of the possible revocation of its valuable registration status with the Commission. (Tr. 158.)

For all the reasons stated, I find that Consalvi should be ordered to cease and desist from committing or causing any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13.

RECORD CERTIFICATION

Pursuant to Rule 351(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.351(b), I hereby certify that the record includes the items set forth in the record index issued by the Secretary of the Commission on July 29, 2005, and Respondents' Exhibit DD.

ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Gateway International Holdings, Inc., is hereby REVOKED;

IT IS FURTHER ORDERED THAT, pursuant to 21C of the Securities Exchange Act of 1934, Lawrence A. Consalvi shall hereby CEASE AND DESIST from committing or causing any violations or future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge